                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a) (1)


                              PATHMARK STORES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    70322A101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Lampe, Conway & Co., LLC
                                680 Fifth Avenue
                                   Suite 1202
                            New York, New York 10019
                                 (212) 581-8989
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                   ----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  70322A101
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          LC Capital Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
          0

8.   SHARED VOTING POWER
          1,824,527

9.   SOLE DISPOSITIVE POWER
          0

10.  SHARED DISPOSITIVE POWER
          1,824,527

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,824,527

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.1%

14.  TYPE OF REPORTING PERSON*
          CO



*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70322A101
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          LC Capital Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
          0

8.   SHARED VOTING POWER
          1,824,527

9.   SOLE DISPOSITIVE POWER
          0

10.  SHARED DISPOSITIVE POWER
          1,824,527

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,824,527

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.1%

14.  TYPE OF REPORTING PERSON*
          PN, HC



*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70322A101
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          LC Capital Advisors LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
          0

8.   SHARED VOTING POWER
          1,824,527

9.   SOLE DISPOSITIVE POWER
          0

10.  SHARED DISPOSITIVE POWER
          1,824,527

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,824,527

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.1%

14.  TYPE OF REPORTING PERSON*
          OO, HC



*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70322A101
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Lampe, Conway & Co., LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
          0

8.   SHARED VOTING POWER
          1,928,612

9.   SOLE DISPOSITIVE POWER
          0

10.  SHARED DISPOSITIVE POWER
          1,928,612

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,928,612

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%

14.  TYPE OF REPORTING PERSON*
          OO, IV



*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70322A101
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          LC Capital International LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
          0

8.   SHARED VOTING POWER
          1,824,527

9.   SOLE DISPOSITIVE POWER
          0

10.  SHARED DISPOSITIVE POWER
          1,824,527

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,824,527

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.1%

14.  TYPE OF REPORTING PERSON*
          OO, IA



*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70322A101
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Steven G. Lampe

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
          0

8.   SHARED VOTING POWER
          1,928,612

9.   SOLE DISPOSITIVE POWER
          0

10.  SHARED DISPOSITIVE POWER
          1,928,612

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,928,612

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%

14.  TYPE OF REPORTING PERSON*
          IN



*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70322A101
--------------------------------------------------------------------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Richard F. Conway

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
          AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.   SOLE VOTING POWER
          0

8.   SHARED VOTING POWER
          1,928,612

9.   SOLE DISPOSITIVE POWER
          0

10.  SHARED DISPOSITIVE POWER
          1,928,612

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,928,612

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.4%

14.  TYPE OF REPORTING PERSON*
          IN



*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  70322A101


Item 1.  Security and Issuer.

The name of the issuer is Pathmark Stores, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 200 Milik Street, Carteret, New Jersey 07008. This schedule 13D relates to the Issuer's common stock, par value $0.01.

Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by LC Capital Master Fund, Ltd. (the "Master Fund"), LC Capital Partners, LP ("Partners"), LC Capital Advisors LLC ("Advisors"), Lampe, Conway & Co., LLC ("LC&C"), LC Capital International LLC ("International"), Steven G. Lampe ("Lampe") and Richard F. Conway ("Conway"). Each of which may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons".

The Master Fund is a Cayman Islands exempted company, Partners is a Delaware limited partnership, Advisors is a Delaware limited liability company, LC&C is a Delaware limited liability company, International is a Delaware limited liability company, Lampe is a United States citizen and Conway is a United States citizen. The principal business address of the Master Fund, Ltd. is c/o Trident Fund Services (B.V.I.) Limited, P.O. Box 146, Waterfront Drive, Wickhams Cay, Road Town, Tortola, British Virgin Islands. The principal business of the Master Fund is investing in securities. The principal business of Partners, Advisors, LC&C and International is providing investment advice. The principal occupation of Lampe and Conway is investment management. The principal business address for each of Partners, Advisors, LC&C, International, Lampe and Conway is 680 Fifth Avenue, Suite 1202, New York, New York 10019. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

The Shares (as defined below) reported herein are held in the name of the Master Fund and the Institutional Benchmarks Master Fund, Ltd. (the "Managed Account"), a Cayman exempted company. The Master Fund directly holds 1,824,527 shares (the "Master Fund Shares") of the Issuer's common stock.

Partners may be deemed to control the Master Fund by virtue of Partners' ownership of approximately 54.31% of the outstanding shares of the Master Fund. Accordingly, Partners may be deemed to have a beneficial interest in the Master Fund Shares. In addition, since Advisors is the sole general partner of Partners, Advisors may also be deemed to have a beneficial interest in the Master Fund Shares. Each of Partners and Advisors disclaims beneficial ownership of the Master Fund Shares except to the extent of their respective beneficial interests, if any, therein.

LC&C acts as investment manager to Partners, the Master Fund and the Managed Account pursuant to certain investment management agreements. The Managed Account directly holds 104,085 shares of the Issuer's common stock (the "Managed Account Shares" and, together with the Master Fund Shares, the "Shares"). Since LC&C shares voting and dispositive power over the Shares by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the Shares. LC&C disclaims beneficial ownership of the Shares except to the extent of the beneficial interest, if any, therein.

International acts as investment advisor to the Master Fund pursuant to an investment advisory agreement. Since International shares voting and dispositive power over the Master Fund Shares by virtue of the aforementioned investment advisory agreement, International may be deemed to have a beneficial interest in the Master Fund Shares. International disclaims beneficial ownership of the Master Fund Shares except to the extent of its beneficial interest, if any, therein.

Lampe and Conway act as the sole managing members of each of Advisors, LC&C and International and each of Lampe and Conway may be deemed to control each such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the Shares by virtue of Advisors' indirect deemed control of the Master Fund, LC&C's power to vote and/or dispose of the Shares and International's power to vote and/or dispose of the Master Fund Shares. Each of Lampe and Conway disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, the Master Fund, Partners, Advisors and International may be deemed to beneficially own 1,824,527 Shares; and LC&C, Lampe and Conway may be deemed to beneficially own 1,928,612 Shares.

The funds used for the acquisition of the Shares came from the working capital of the Master Fund and the Managed Account.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes.

As described below, LC&C has called upon the Issuer to take steps to change its operating strategy in order to enhance shareholder value. The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934. Depending upon the Reporting Persons' ongoing evaluation of the Issuer, its business and other market conditions, the Reporting Persons may engage in purchase or sale transactions of the Issuer's securities or develop plans or proposals with respect to the foregoing.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant stockholders and others regarding alternatives that the Issuer could employ to maximize stockholder value. The Reporting Persons have attached as Exhibit 2 to this Schedule 13D the letter, dated November 12, 2004 (the "Letter"), from LC&C to the Chairman of the Board of the Issuer. The Letter contains LC&C's call upon the Issuer to take steps to enhance stockholder value.

Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund, Partners, Advisors and International may each be deemed to beneficially own 1,824,527 Shares, constituting 6.1% of the outstanding shares of the Issuer, based upon the 30,071,192 shares outstanding as of September 1, 2004, according to the Issuer's most recently filed Form 10-Q.

The Master Fund, Partners, Advisors and International each have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 1,824,527 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 1,824,527 Shares.

The Master Fund, Partners, Advisors and International each specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

As of the date hereof, LC&C, Lampe and Conway may each be deemed to beneficially own 1,928,612 Shares, constituting 6.4% of the outstanding shares of the Issuer, based upon the 30,071,192 shares outstanding as of September 1, 2004, according to the Issuer's most recently filed Form 10-Q.

LC&C, Lampe and Conway each have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 1,928,612 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 1,928,612 Shares.

LC&C, Lampe and Conway each specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were all effected in broker transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A

Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Agreement between the Reporting Persons to file jointly

Exhibit 2: Letter from LC&C to Mr. Steven Volla dated November 12, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2004                               LC Capital Master Fund, Ltd.*

                                                By:  /s/ Richard F. Conway
                                                     ---------------------
                                                Name:  Richard F. Conway
                                                Title:  Director


                                                LC Capital Partners, LP*

                                                By: LC Capital Advisors LLC,
                                                its General Partner

                                                By:  /s/ Richard F. Conway
                                                     ---------------------
                                                Name:  Richard F. Conway
                                                Title:  Managing Member


                                                LC Capital Advisors LLC*

                                                By:  /s/ Richard F. Conway
                                                     ---------------------
                                                Name:  Richard F. Conway
                                                Title:  Managing Member


                                                Lampe, Conway & Co., LLC*

                                                By:  /s/ Richard F. Conway
                                                     ---------------------
                                                Name:  Richard F. Conway
                                                Title:  Managing Member

                                                LC Capital International LLC*

                                                By:  /s/ Richard F. Conway
                                                     ---------------------
                                                Name:  Richard F. Conway
                                                Title:  Managing Member

                                                /s/ Steven G. Lampe
                                                ------------------------
                                                Name:  Steven G. Lampe*

                                                /s/ Richard F. Conway
                                                ------------------------
                                                Name:  Richard F. Conway*

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                         Annex A

                       Executive Officers and Directors of
                          LC Capital Master Fund, Ltd.


      NAME AND BUSINESS ADDRESS               TITLE WITH EACH ENTITY
      -------------------------               ----------------------
Richard F. Conway                      Director
Lampe, Conway & Co., LLC
680 Fifth Avenue
Suite 1202
New York, New York  10019

Don Seymour                            Director
dms Management Limited
Cayman Financial Centre
2nd Floor
Dr. Roy's Drive
George Town, Grand Cayman
Cayman Islands

Peter Young                            Director
Rothstein Kass & Co.
27 Hospital Road
George Town, Grand Cayman
Cayman Islands

                                                                         Annex B

                           Transactions in the Shares

TRANSACTIONS BY LC CAPITAL MASTER FUND, LTD

   DATE OF TRANSACTION         NUMBER OF SHARES       PRICE OF SHARES ($)
                               PURCHASED/(SOLD)
   -------------------         ----------------       -------------------
           9/9/04                   25,000                    6.03
         10/26/04                   20,000                    3.54
         10/26/04                   96,870                    3.83
         10/27/04                    5,100                    4.26
         10/28/04                  131,000                    4.12
         10/29/04                  188,000                    4.28
          11/1/04                   14,500                    4.47
          11/2/04                  100,000                    4.44
          11/2/04                   10,000                    4.43
          11/2/04                   45,000                    4.42
          11/3/04                   47,700                    4.40
          11/4/04                      900                    4.44
          11/5/04                   10,000                    4.76


TRANSACTIONS BY INSTITUTIONAL BENCHMARKS MASTER FUND, LTD.

   DATE OF TRANSACTION         NUMBER OF SHARES       PRICE OF SHARES ($)
                               PURCHASED/(SOLD)
   -------------------         ----------------       -------------------
         10/26/04                    5,000                    3.54
         10/28/04                    9,000                    4.12
         10/29/04                   12,000                    4.28
          11/2/04                    5,000                    4.42